Exhibit 12.01

NUSTAR ENERGY L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratio)

	Nine Months Ended September 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$126,109	$149,885	$110,069	$77,074	$67,177	$52,350

Add:
Fixed charges	68,108	75,829	46,211	21,625	16,443	5,492
Amortization of capitalized interest	185	126	80	60	55	48
Distributions from joint ventures	544	5,268	4,657	1,373	2,803	3,590
Less: Interest capitalized	(4,070)	(1,758)	(1,008)	(192)	(123)	(255)

Total earnings	$190,876	$229,350	$160,009	$99,940	$86,355	$61,225

Fixed charges:
Interest expense (1)	$58,291	$68,241	$41,616	$20,630	$15,291	$4,968
Amortization of debt issuance costs	688	726	622	407	740	160
Interest capitalized	4,070	1,758	1,008	192	123	255
Rental expense interest factor (2)	5,059	5,104	2,965	396	289	109

Total fixed charges	$68,108	$75,829	$46,211	$21,625	$16,443	$5,492

Ratio of earnings to fixed charges	2.8x	3.0x	3.5x	4.6x	5.3x	11.1x

(1)	The “interest expense, net” reported in NuStar Energy L.P.’s consolidated statement of income for the nine months ended September 30, 2007 includes investment income of $1,292,000.
(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.